08027683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8-66595

FACING PAGE

FEB 29 2008

Washington, DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HUDSON CAPITAL ADVISORS BD LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
153 East 53rd Street, 58th Floor
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID MACK **(212) 744-1549**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **Paul Lipari**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HUDSON CAPITAL ADVISORS BD LLC.**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. M. SARSTEDT
COMM. #1732409
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires MAR. 19, 2011

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

HUDSON CAPITAL ADVISORS BD, LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of financial condition	2
Notes to statement of financial condition	3

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Hudson Capital Advisors BD, LLC

We have audited the accompanying statement of financial condition of Hudson Capital Advisors BD, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

HUDSON CAPITAL ADVISORS BD, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	149,945
TOTAL ASSETS	$	149,945

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,450
Due to parent		24,000
Total liabilities		37,450
Member's equity		112,495
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	149,945

See accompanying notes to statement of financial condition.

HUDSON CAPITAL ADVISORS BD, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Hudson Capital Advisors BD, LLC (the "Company") was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in April 2005. The Company's primary business activities is providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records revenue when fees are earned, generally upon the closing of a transaction.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account that, at times, may exceed federally insured limits.

NOTE 4. RELATED PARTY TRANSACTIONS

Under an expense sharing agreement with its owner, the Company reimburses the owner for its share of operating expenses, including rent, utilities and personnel costs.

NOTE 5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 during its first year of operations and 15 to 1 thereafter. Net capital and aggregate indebtedness change from day to day. As of December 31, 2007, the Company had a net capital of $112,495, which was $107,495 in excess of the Company's required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .33 to 1 at December 31, 2007.

END